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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of September, 2007.
Commission File Number 001-14946
CEMEX Corp.
(Translation of registrant's name into English)
Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
		Garza Garcia, Nuevo Leon, Mexico 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X        Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____	  No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A
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Media Relations
Jorge Perez
(52-81) 8888-4334

Investor Relations
Eduardo Rendon
(52-81) 8888-4256

Analyst Relations
Ricardo Sales
(212) 317-6008


CEMEX TO CONSTRUCT $400 MILLION CEMENT
MANUFACTURING FACILITY IN ARIZONA

MONTERREY, MEXICO, September 18, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it intends to begin the permitting process for the construction of a 1.9 million short ton cement manufacturing facility near Seligman, Arizona. CEMEX will invest approximately US$400 million over five years in the Seligman Crossing Plant, which is expected to begin operations by 2012. The state-of-the-art facility will manufacture cement to serve the growing needs of Arizona, including the Phoenix metropolitan area.
"By utilizing efficient energy sources, limited amounts of water, and world-class manufacturing and environmental technologies, the Seligman Crossing project will provide much needed building materials to the state of Arizona efficiently and cost-effectively, while also creating jobs and infusing payroll and tax dollars into the region," said Gilberto Perez, President of CEMEX USA. "CEMEX is committed to balancing the demand for development in the region with environmental sustainability to ensure that it provides for the growing needs of the expanding residential community in the Phoenix area in a responsible, mutually beneficial way." The historical shortage of building materials in Arizona and the southwestern United States, coupled with demographic trends that project continued, robust population growth throughout the region, reinforces the need for the construction of the CEMEX Seligman Crossing Plant. The plant will generate significant employment opportunities for northern Arizona, both during the construction and operational phases of the project and will also provide a considerable tax base for the support of local schools, services and public infrastructure.
CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.
EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


				CEMEX, S.A.B. de C.V.
				(Registrant)


Date: 	September 19, 2007	By: 	/s/ Rafael Garza
				Name:  	Rafael Garza
				Title:  Chief Comptroller